82-3277

Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:20 12-Oct-05
Number	5904S

05011912

RNS Number:5904S
Tesco PLC
12 October 2005

SUPPL

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was informed that, as a result of his Executive Share Option Schemes coming towards expiry, the following Director exercised his options over Ordinary shares of 5p each in the Company under the Tesco Executive Share Option Scheme and sold a total of 85,299 Ordinary shares at a price of 303.75p on 11th October 2005.

Director	No of Shares	Option Price
T P Leahy	248,256	104.00p

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

PROCESSED
OCT 21 2005
THOMSON
FINANCIAL

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dlw 10/20

Regulatory Announcement

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Free annual report 

Company	Tesco PLC
TIDM	TSCO
Headline	Holding by ESIP
Released	17:25 11-Oct-05
Number	5303S

Tesco PLC ("the Company")

Tesco PLC announces that on 11 October 2005, the Trustees of the Tesco Employee Share Incentive Plan purchased 2,500,000 Ordinary Shares of 5 pence each in the Company at an average price of 304.8204p.

Enquiries:

Lucy Neville-Rolfe
Company Secretary Tesco PLC Tel:-(01992) 632222

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Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	HLDG BY EMPLOYEE SHARE SCHEME
Released	17:04 12-Oct-05
Number	5959S

Tesco PLC ("the Company")

Tesco PLC announces that on 12 October 2005, the Tesco Employees Share Scheme Trustees Limited purchased 500,000 Ordinary Shares of 5 pence each in the Company at an average price of 305.2163p.

Enquiries:

Lucy Neville-Rolfe

Company Secretary Tesco PLC Tel:-(01992) 632222

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